Regeneron Pharmaceuticals, Inc. 777 Old Saw Mill River Road Tarrytown, NY 10591-6707	Phone 914 847 7000 www.regeneron.com

June 24, 2014

Via EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Regeneron Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 13, 2014
File No. 000-19034

Dear Mr. Rosenberg:

This letter sets forth the responses of Regeneron Pharmaceuticals, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated April 17, 2014, with respect to the above-referenced Form 10-K. Set forth below is the heading and text of the comment followed by the Company's response. Based on a telephonic discussion with the Staff on June 3, 2014, the Company is providing additional analyses to supplement its initial responses in its letter dated April 30, 2014.

Notes to the Consolidated Financial Statements

Note 13. Commitments and Contingencies
b. Research Collaboration and Licensing Agreements, page F-29

Regarding your Genentech agreement, please tell us how you concluded that recognizing royalty expense using a blended mid-single digit royalty rate that reflects both the $60 million payment and the royalties payable on cumulative sales is appropriate, as opposed to expensing the $60 million upon cumulative U.S. sales of EYLEA reaching $400 million in 2012 and expensing the royalties for sales over $400 million at the contractual rate when incurred. Please cite the authoritative literature used to support your conclusion.

Response:

In December 2011, the Company and Genentech, a member of the Roche Group, entered into a Non-Exclusive License and Partial Settlement Agreement (the “Agreement”). Pursuant to the Agreement, the Company received a) a non-exclusive license to certain patents from Genentech, and b) an agreement by Genentech not to sue the Company for any activity prior to the effective date of the Agreement relating to the licensed patents, which had previously been the subject of litigation between the Company and Genentech. Additionally, pursuant to the Agreement, the Company became obligated to make a $60 million payment upon cumulative U.S. sales of EYLEA® (aflibercept) Injection (“EYLEA”) reaching $400 million, and is obligated to pay royalties of 4.75% on cumulative U.S. sales of EYLEA between $400 million and $3 billion and 5.5% on any cumulative U.S. sales of EYLEA over $3 billion. The royalty term ends upon expiration of the Davis-Smyth patents (May 7, 2016). The Company did not pay cash or any other consideration to Genentech upon execution of the Agreement.

In performing its accounting analysis, the Company determined the elements exchanged in the arrangement, which are summarized above. The Company then investigated how to allocate the consideration amongst those elements and whether to treat any consideration as payment for settlement of a litigation and/or damages caused to Genentech. The Company did not believe it was appropriate to immediately recognize a charge in its financial statements for any amounts attributed to Genentech’s agreement to not sue for damages due to the following factors:

•
Payments for damages would have been to compensate Genentech for events that occurred in the past. EYLEA product sales in the United States commenced during November 2011, and the royalty terms in the Agreement commenced with the first commercial sale of EYLEA in the United States. Therefore, the Company concluded that Genentech could not have suffered any damages prior to November 2011, and all sales following approval of EYLEA by the U.S. Food and Drug Administration (“FDA”) were and would continue to be captured as part of the consideration to be paid based on U.S. sales of EYLEA.

•
The Company concluded that the blended royalty rate it had estimated, which would be paid over the life of the royalty term, is within the range of fair value for similar licensing transactions, and therefore it is paying a fair market value rate for the licensed patents. The Company determined that the total blended royalty rate is within a reasonable range of royalty rates primarily based on the following factors:

◦
The Company engaged third-party valuation experts to assess whether the blended royalty rate (i.e., total amount expected to be paid in exchange for the non-exclusive license) was within a reasonable range of royalty rates for similar licensing transactions, and the analysis provided by such valuation experts confirmed such.

◦	The blended royalty rate is within the range of royalties the Company pays in connection with licensing arrangements the Company has entered into in the past.

◦
The Company and Genentech were not related parties, nor did they historically have a “customer/vendor” relationship, and the total consideration in the Agreement was negotiated by the two parties in an arm's-length transaction.

Thus, the Company concluded that since it is not paying in excess of a fair value royalty rate for the licensed patents and since it had no basis for concluding that Genentech had incurred damages in the past, there were no potential payments under the Agreement that should be attributed to any other elements of the arrangement.

In assessing the appropriate accounting treatment for the $60 million payment and royalties payable, the Company considered the guidance in ASC 815, Derivatives and Hedging. Per ASC 815-10-15-59, “Contracts that are not exchange-traded are not subject to the requirements of this Subtopic if the underlying on which the settlement is based is any one of the following:

a. A climatic or geological variable or other physical variable. Climatic, geological, and other physical variables include things like the number of inches of rainfall or snow in a particular area and the severity of an earthquake as measured by the Richter scale.

b. The price or value of a nonfinancial asset of one of the parties to the contract provided that the asset is not readily convertible to cash. This scope exception applies only if both of the following are true:

1.	The nonfinancial assets are unique.
2.   The nonfinancial asset related to the underlying is owned by the party that would not benefit under the contract from an increase in the fair value of the nonfinancial asset. (If the contract is a call option, the scope exception applies only if that nonfinancial asset is owned by the party that would not benefit under the contract from an increase in the fair value of the nonfinancial asset above the option’s strike price.)

c. The fair value of a nonfinancial liability of one of the parties to the contract provided that the liability does not require delivery of an asset that is readily convertible to cash.

d. Specified volumes of sales or service revenues of one of the parties to the contract. (This scope exception applies to contracts with settlements based on the volume of items sold or services rendered, for example, royalty agreements. This scope exception does not apply to contracts based on changes in sales or revenues due to changes in market prices.)”

Based on the guidance in ASC 815-10-15-59(d) referenced above, the Company concluded that the payments to be made to Genentech are not within the scope of the derivatives and hedging accounting literature. Therefore, the Company considered the guidance, by analogy, in ASC 840-10-25-35 which states, “A lessee should recognize contingent rental expense (in annual as well as in interim periods) before the achievement of the specified target that triggers the contingent rental expense, provided that the achievement of that target is considered probable.” The Company also considered the guidance in FASB Concepts Statement 6 (and specifically paragraph 149) and Concepts Statement 5 (paragraph 86) which provide that some assets yield their benefits to an entity over several periods, and expenses resulting from their use are normally allocated to the periods over which they are expected to provide benefits by a “systematic and rational” allocation procedure.

Given that the Company determined, based on its forecasts of U.S. EYLEA sales over the royalty period, that it was probable that it would meet the step triggers (i.e., it would reach U.S. EYLEA sales in excess of $400 million) over the life of the Agreement, the Company determined that it would be appropriate to record royalty expense at the anticipated blended rate, rather than based on the contractual rate. An “obligating event” has occurred upon execution of the contract, and the Company determined that recognizing expense based on a blended royalty rate as sales occur was also a “systematic and rational” allocation of the expense over the estimated period for which the licensed patents are expected to provide benefits to the Company. The benefit the Company receives by having the license to the patents is the same throughout the term of the arrangement. Based on the analysis performed as described above, the Company concluded that the total estimated consideration to be paid to Genentech over the life of the licensed patents is a royalty in exchange for the non-exclusive license, regardless of the cash payment provisions set forth in the Agreement.

The Company would observe that recognizing royalty expense on a level basis (in relation to U.S. EYLEA sales) is analogous to the requirement in the Leases standard (ASC 840-20-25-2) to straight line rent expense in certain circumstances. In addition, while specific to interim reporting requirements, the underlying concepts in ASC 270-10-45-9 and 45-10 also support using a blended approach. ASC 270-10-45-9(a) states, “If a cost that is expensed for annual reporting purposes clearly benefits two or more interim periods, each interim period should be charged for an appropriate portion of the annual cost by the use of accruals or deferrals.” ASC 270-10-45-10 states, “The amounts of certain costs and expenses are frequently subjected to year-end adjustments even though they can be reasonably approximated at interim dates. To the extent possible such adjustments should be estimated and the estimated costs and expenses assigned to interim periods so that the interim periods bear a reasonable portion of the anticipated annual amount. Examples of such items include inventory shrinkage, allowance for uncollectible accounts, allowance for quantity discounts, and discretionary year-end bonuses.”

In addition to the guidance referred to above, it should be noted there are several other analogous topics covered specifically in the Accounting Standards Codification in which amounts are payable only if a certain performance level or target is achieved are nonetheless recognized as expense over the period that services are performed or benefit is received:

•
ASC 718-10-25-20 specifies that compensation cost for a share-based payment award subject to a performance condition are based on the probable outcome of the condition, with probable having the same meaning as in ASC 450.  The Company notes that sales target would be treated as a performance condition were it part of a share-based payment arrangement, and it does not believe that form of payment should affect the timing of recognition.

•
ASC 420-10-25-6, 25-9, 30-6, and 55-4 through 55-8 illustrate the accounting for one-time termination benefits that require an employee to render service through a specified date in order to be entitled to the benefit.  In that situation, the guidance stipulates that the related expense for those expected to earn the benefit is recognized over time as the employee renders the required service even though no payment will be made if the employee terminates prior to the stated date.

•
ASC 605-50-25-7 specifies the accounting for contingent sales incentives, which are payable only if the customer reaches a specified cumulative level of revenue transactions, and requires that the contingent obligation be recognized based upon a systematic and rational allocation of the cost of honoring the arrangement to each of the underlying transactions based upon the estimated number of customers that will ultimately earn the rebate.

The Company believes that each of the three citations noted immediately above, as well as the lease guidance noted earlier, have characteristics very similar to the Company’s royalty arrangement with Genentech.  In each case, a contractual arrangement requires a payment to be made if a certain cumulative level of performance is reached, with no payment required if that level is not ultimately achieved.  And in each case, the FASB determined that recognition of expense is required over the period in which benefit is received if the entity estimates that the cumulative performance level will be achieved and the contingent payment will therefore be made.

The Company’s calculation of the blended royalty rate is based on its projections of total estimated U.S. EYLEA cumulative sales over the royalty term. EYLEA sales forecasts are periodically updated and reviewed by management, and the blended royalty rate is adjusted accordingly, as necessary (note, however, that the blended royalty rate has not changed significantly since the Agreement was executed).

The Company did not believe it would be appropriate to defer recognition of any expense until the $60 million payment was made as (i) that would not appropriately reflect the economic reality of the Agreement, and (ii) the Company deemed that it was probable that the $60 million payment would be triggered in the future. Furthermore, the Company did not deem it appropriate to expense the $60 million over the first $400 million of cumulative sales as that would have resulted in a 15% effective royalty rate, which would not have accurately reflected the underlying economics of the arrangement.

Based on the factors and analyses described above, the Company concluded that it is appropriate to recognize royalty expense in connection with the Genentech Agreement as it recognizes U.S. EYLEA sales, using a blended royalty rate that reflects both the $60 million payment and the estimated royalties expected to be paid on future U.S. EYLEA sales.

***

As requested by the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission under the Securities Exchange Act of 1934, as amended (“Exchange Act Filings”);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's Exchange Act Filings; and

•	It is the Staff's view that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact me at (914) 847-7270.

Very truly yours,
REGENERON PHARMACEUTICALS, INC.

/s/ Robert E. Landry

Robert E. Landry
Senior Vice President, Finance and
Chief Financial Officer

cc:    Securities and Exchange Commission
Scott Wuenschell
Joel Parker